K&L|GATES

40-33

811-21315
Branch 18

Kirkpatrick & Lockhart Preston Gates Ellis LLP
1601 K Street NW
Washington, DC 20006-1600
T 202.778.9000 www.klgates.com

Jennifer R. Gonzalez
(202) 778-9286
Fax: 202-778-9100
jennifer.gonzalez@klgates.com

April 19, 2007


SEC MAIL PROCESSING
RECEIVED
APR 19 2007
WASH. D.C.
161
SECTION

BY HAND

Branch of Document Control
United States Securities and Exchange Commission
100 F Street, NE, Stop 1-4
Washington, D.C. 20549

Re: *Neuberger Berman Real Estate Income Fund, Inc. v. Lola Brown Trust No. 1B, et al.*
Civil No. AMD 04-3056
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of an order issued in the above-referenced civil action filed in the United States District Court for the District of Maryland.

Please do not hesitate to contact me if you have any questions concerning this matter.

PROCESSED
APR 26 2007
THOMSON
FINANCIAL

Sincerely,

Jennifer R. Gonzalez

Jennifer R. Gonzalez

Enclosure



07050551

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

NEUBERGER BERMAN REAL ESTATE INCOME FUND, INC., Plaintiff

v. Civil No. AMD 04-3056

LOLA BROWN TRUST NO. 1B, et al., Defendants

...oOo...


SEC MAIL
RECEIVED
APR 19 2007
PROCESSING
WASH, DC
101
SECTION

DECLARATORY JUDGMENT ORDER

In accordance with the Order filed on March 30, 2007, and for the reasons stated in the Amended Memorandum Opinion filed on October 28, 2004, and for the reasons set forth in an opinion shortly to be issued, it is this 15th day of April, 2007, by the United States District Court for the District of Maryland, ORDERED, ADJUDGED, and DECREED

(1) Plaintiff Neuberger Berman Real Estate Income Fund, Inc.'s repeated adoption of rights agreements ("poison pills"), as described in the record herein, each expiring no later than 120 days after its adoption, with the purpose and effect of defeating the tender offer at issue in this case, does not violate federal or state law or plaintiff's charter; and it is further ORDERED, ADJUDGED, and DECREED

(2) Defendant Lola Brown Trust No. 1B is not an investment company and is not a constituent entity of an investment company within the meaning of the Investment Company Act of 1940, as amended, and is not prohibited by section 12(d) thereof from owning more than 3% of the outstanding voting shares of a registered investment company; and it is further ORDERED, ADJUDGED, and DECREED

(3) Defendant Lola Brown Trust No. 1B is a "control shareholder" within the meaning of the Maryland Control Share Acquisition Act, Md. Code Ann., Corps. & Ass'ns § 3-701 *et seq.*, to the extent of its acquisition of more than 10% of the outstanding voting shares of plaintiff Neuberger Berman Real Estate Income Fund, Inc. prior to the latter's opt-in under that statute on September 23, 2004, and the private placement effected by plaintiff immediately prior to the opt-in on that date did not divest Lola Brown Trust No. 1B of its exemption under the statute as a "person who has become a holder of control shares," PROVIDED, HOWEVER, that defendant Lola Brown Trust No. 1B may vote any shares it acquired after the plaintiff's opt-in on September 23, 2004, or it hereafter acquires, only with the approval of two-thirds of disinterested shareholders of plaintiff, as provided in that statute.

/s/
ANDRÉ M. DAVIS
United States District Judge

END